LETTER TO HOLDERS OF UNEXCHANGED SHARES OF
PITTSTON BAX GROUP COMMON STOCK AND
PITTSTON MINERALS GROUP COMMON STOCK

RELATED TO THE
OFFER TO PURCHASE FOR CASH UP TO
10,000,000 SHARES OF COMMON STOCK (INCLUDING THE
ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS) OF
THE BRINK'S COMPANY

MARCH 9, 2006

Ladies and gentlemen:

      In December 1999, The Pittston Company announced that its Board of Directors approved the elimination of the company's tracking stock capital structure by an exchange of all outstanding shares of Pittston BAX Group common stock (“BAX Stock”) and Pittston Minerals Group common stock (“Minerals Stock”) for shares of Pittston Brink's Group common stock (“Brink's Stock”) (the “Exchange”). The Exchange took place on January 14, 2000 (the “Exchange Date”). On the Exchange Date, holders of Minerals Stock received 0.0817 shares of Brink's Stock for each share of their Minerals Stock and holders of BAX Stock received 0.4848 shares of Brink's Stock for each share of their BAX Stock. From and after the Exchange Date, Brink's Stock is the company's only outstanding class of common stock.

      In May 2003, the shareholders of The Pittston Company approved a proposal to change the company's name to “The Brink's Company.” Shares of The Brink's Company now trade on the New York Stock Exchange under the symbol “BCO.”

      As described in the enclosed Offer to Purchase, dated March 9, 2006, and the related Letter of Transmittal, on March 9, 2006, The Brink's Company commenced a tender offer to purchase for cash up to 10,000,000 shares of its common stock at a price not greater than $52.50 nor less than $47.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The tender offer is expected to expire at 5:00 p.m. on April 6, 2006, and is subject to the terms and conditions in the offering material. As a holder of unexchanged shares of BAX Stock or Minerals Stock, you may tender your unexchanged shares of BAX Stock or Minerals Stock in the tender offer by following the instructions contained in the Offer to Purchase and the Letter of Transmittal related to tenders of shares of The Brink's Company common stock.

      For purposes of the tender offer, your certificates representing shares of BAX Stock or Minerals Stock, as applicable, will be deemed to represent that number of shares of The Brink's Company common stock that you would have received in the Exchange. If you elect to tender your shares of BAX Stock or Minerals Stock in the tender offer, you should multiply the number of shares of BAX Stock you hold by 0.4848 and the number of shares of Minerals Stock you hold by 0.0817 to determine the number of shares of The Brink's Company common stock that you are deemed to hold. Please use the number of The Brink's Company common stock that you are deemed to hold when completing the section “Description of Shares Tendered” and the other sections in the Letter to Transmittal that refer to shares of The Brink's Company common stock.

      If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by your certificates are tendered, we will return to you promptly after the expiration or termination of the tender offer or proper withdrawal of your shares of BAX Stock or Minerals Stock, as applicable, certificates representing shares of The Brink's Company common stock and cash for any fractional shares in accordance with the Exchange.

      Any inquiries you may have with respect to the tender offer should be addressed to Morgan Stanley & Co. Incorporated, the Dealer Manager for the tender offer, or to Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.